Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Buffered Digital Securities Linked to the Worst Performing of the Russell 2000® Index and the S&P 500® Index Due April 1, 2022

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlyings:	The Russell 2000® Index and the S&P 500® Index
Pricing date:	March 29, 2019
Valuation date:	March 29, 2022
Maturity date:	April 1, 2022
Digital return amount:	$160 to $190 per security (representing a digital return equal to 16% to 19% of the stated principal amount) (to be determined on the pricing date)
Final buffer value:	For each underlying, 75% of its initial underlying value
Buffer percentage:	25%
Payment at Maturity:

You will receive at maturity for each security you then hold:

•     If the final underlying value of the worst performing underlying is greater than or equal to its final buffer value: $1,000 + the digital return amount

•     If the final underlying value of the worst performing underlying is less than its final buffer value:

$1,000 + [$1,000 × (the underlying return of the worst performing underlying + the buffer percentage)]

If the final underlying value of the worst performing underlying is less than its final buffer value, your payment at maturity will be less, and possibly significantly less, than the $1,000 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17326YCV6 / US17326YCV65

Key Definitions
Initial underlying value:	For each underlying, its closing value on the pricing date
Final underlying value:	For each underlying, its closing value on the valuation date
Underlying return:	For each underlying, (i) its final underlying value minus its initial underlying value, divided by (ii) its initial underlying value
Worst performing underlying:	The underlying with the lowest underlying return

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated March 6, 2019

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Worst Performing Underlying

* Assumes that the digital return amount is equal to the lowest value indicated under Preliminary Terms.

Hypothetical Total Return at Maturity*
Hypothetical Underlying Return of the Worst Performing Underlying	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity(1)
100.00%	$1,160.00	16.00%
75.00%	$1,160.00	16.00%
50.00%	$1,160.00	16.00%
25.00%	$1,160.00	16.00%
10.00%	$1,160.00	16.00%
5.00%	$1,160.00	16.00%
0.00%	$1,160.00	16.00%
-5.00%	$1,160.00	16.00%
-10.00%	$1,160.00	16.00%
-25.00%	$1,160.00	16.00%
-25.01%	$999.90	-0.01%
-50.00%	$750.00	-25.00%
-75.00%	$500.00	-50.00%
-100.00%	$250.00	-75.00%

* The table assumes that the digital return amount will be set at the lowest value indicated in this offering summary. The actual digital return amount will be determined on the pricing date.

(1) Hypothetical total return on securities at maturity = (i) hypothetical payment at maturity per security minus $1,000 stated principal amount per security, divided by (ii) $1,000 stated principal amount per security

Selected Risk Considerations

•    You may lose a significant portion of your investment. If the worst performing underlying depreciates by more than the buffer percentage from its initial underlying value to its final underlying value, you will lose 1% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer percentage.

•    Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the digital return.

•    The securities do not pay interest.

•    You will not receive dividends or have any other rights with respect to the underlyings.

•    Your payment at maturity depends on the closing value of the worst performing underlying on a single day.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    The Russell 2000® Index is subject to risks associated with small capitalization stocks.

•    The issuer and its affiliates may have conflicts of interest with you.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com